CONSENT OF STEPHEN P. ANTONY

The undersigned hereby consents to:

(i)	the incorporation by reference of disclosure of scientific or technical information concerning mineral projects (the “Technical Disclosure”) of Energy Fuels Inc. (the Company”) in the:

	a.	Management Discussion and Analysis for the period ended December 31, 2014 (the “2014 MD&A”) of the Company;
	b.	Management Discussion and Analysis for the period ended March 31, 2015 (the “March 2015 MD&A”) of the Company;
	c.	News release dated January 5, 2015 included with the Current Report on Form 8-K of Uranerz Energy Corporation dated January 5, 2015 (the “8-K”);

into the Company’s Management Information Circular (the “MIC”) being included as an exhibit to the Company Form 6-K (the “6-K”);

(ii)

the incorporation by reference of the Technical Disclosure, the MIC and the 6-K into the Company’s Form F-10 Registration statement filed with the United States Securities and Exchange Commission, and any amendments thereto (File No. 333-194916)(the “F-10”); and

(iii)	the use of my name in the 2014 MD&A, March 2015 MD&A, the 6-K, the MIC, the 8-K and the F-10.

/s/ Stephen P. Antony
Name: Stephen P. Antony, P.E.
Title: President and Chief Executive
Officer, Energy Fuels Inc.

Date: May 26, 2015